

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

<u>Via E-Mail</u>
Changsheng Zhou
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., Suite 228
Redwood City, CA 94063

>   **Re: YaSheng Group**
>   **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 17, 2011**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **File No. 000-31899**

Dear Mr. Zhou:

We issued comments to you on the above captioned filings on July 23, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 10, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 10, 2012 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Jamie Kessel, Staff Accountant, at (202) 551-3727 if you have questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining